EX99.5
CERTIFICATE OF QUALIFIED PERSON
I, Christopher John Bostwick, B.Sc., FAusIMM, as an author of this report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada” prepared for Alamos Gold Inc. and with an effective date of August 2nd, 2023 do hereby certify that:
1.I am employed as Senior Vice President, Technical Services for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2.I received a Bachelor of Applied Science in Mining Engineering from Queen’s University (Ontario, Canada) in 1986;
3.I am a registered Fellow of the Australasian Institute of Mining and Metallurgy, (FAusIMM no 306761). I have worked for mine operating companies for more than 35 years since my graduation. I have worked mainly in operations, project development, technical services, and corporate development for Rio Tinto, Barrick Gold Corporation and Alamos Gold Inc., with increasing levels of responsibilities;
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5.I have been an employee of Alamos since January 2009;
6.I last visited the Lynn Lake Project on November 4th, 2021;
7.I am the author of Sections 2, 3, 4, 5, 15, 16, 19, 21, 22, and 23, and co-author of Sections 1, 21, 25, 26 and 27 of the NI 43‑101 report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada " with an effective date of August 2nd, 2023;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 22nd day of August, 2023
(Signed & Sealed) “Christopher John Bostwick”
(Original signed and Sealed)
Christopher John Bostwick, FAusIMM (FAusIMM no 306761)